DATE:	October 27, 2009

TO:	Lisa Sellers
Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission
FROM:	Scott Miller
Chief Executive Officer NowAuto Group, Inc. 2090 East University , Suite 112 Tempe, AZ 85281

RE:	Now Auto Group, Inc.
Form 8-K Item 4.01 and 4.02 Filed September 4, 2009

Dear Ms. Sellers and Ms. Thompson,

A revised 8-KA has been filed.

1.	Dismissal date of August 7, 2009 has been added.
2.	In response to your letter of September 8, 2009:
•	We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	We acknowledge that SEC comments or changes to disclosure in response to SEC comments do not foreclose the Commission from taking any action with respect to the filing
•	We acknowledge that we may not assert SEC comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

/s/ Faith Forbis
CFO